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MAR 0 3 2017

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17009691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCafferty and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 1140
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address), Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin McCafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCafferty and Company, as of December 31, 2016, arc truc and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Alethea T. Robertson

Notary Public

ALETHEA T. ROBERTSON
Commission # 2056667
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Undcr Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

weaver

Report of Independent Registered Public Accounting Firm

To the Member
McCafferty & Company, LLC

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, beginning member's equity has been restated to correct a misstatement.

The supplemental information contained in Schedules I and II (the Supplemental Information) has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the accompanying supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 28, 2017

McCafferty & Company, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	1,361,561
Accounts receivable		151,858
Investments, at fair market value		353,036
Prepaid expenses		14,614
Property and equipment, net		22,060
Total assets	$	1,903,129

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	252,297
Deferred rent		23,096
Deferred revenue		242,850
Total liabilities		518,243

Commitments and contingencies

Member's equity

Member's equity	$	1,384,886
Total member's equity		1,384,886
Total liabilities and member's equity	$	1,903,129

The accompanying notes are an integral part of these financial statements

McCafferty & Company, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Consulting income	$ 2,420,011
Proprietary trading loss	(4,076)
Interest income	3,486
Total revenues	2,419,421
Expenses	
Employee compensation and benefits	936,910
Communication and data processing	13,957
Professional fees	505,537
Occupancy and equipment rental	91,198
Other operating expenses	283,798
Total expenses	1,831,400
Net income	$ 588,021

The accompanying notes are an integral part of these financial statements

McCafferty & Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Total Member's Equity
Balance at December 31, 2015 (as previously reported)	$ 1,090,890
Reinstatement adjustment (Note 2)	(140,000)
Balance at December 31, 2015 (as restated)	$ 950,890
Capital withdrawals	(154,025)
Net income	588,021
Balance at December 31, 2016	$ 1,384,886

The accompanying notes are an integral part of these financial statements

McCafferty & Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income		$ 588,021
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 20,392	
Loss on sale of property and equipment	136	
Net unrealized loss on investments	4,076	
(Increase) decrease in :		
Accounts receivable	(127,580)	
Prepaid expenses	(2,944)	
(Decrease) increase in :		
Accounts payable and accrued expenses	222,424	
Deferred rent	(12,799)	
Deferred revenues	102,850	
Total adjustments		206,555
Net cash provided by operating activities		794,576
Cash flow from investing activities:		
Purchases of property and equipment	(9,210)	
Non-cash investing activity-reinvestment of investment income	(3,330)	
Net cash used in investing activities		(12,540)
Cash flow from financing activities:		
Capital distribution	(154,025)	
Net cash used in financing activities		(154,025)
Net increase in cash		628,011
Cash at December 31, 2015		733,550
Cash at December 31, 2016		$ 1,361,561

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 9,294

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

McCafferty & Company, LLC (the "Company") was organized in the State of California on April 13, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation /Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America "GAAP" requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative positions are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, *Fair Value Measurement*.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an allowance for doubtful accounts, if needed, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2016, no allowance was recorded for doubtful accounts.

Revenue Recognition

Investment banking revenues include fees earned from providing merger-and-acquisition, financial restructuring and capital placement advisory services. These strategic advisory revenues primarily consist of success fees on completed mergers and acquisitions transactions, and retainer and periodic fees earned by advising buyers and sellers in transactions. Fees are also earned for related strategic advisory work and other services such as providing fairness opinions and valuation analyses. Strategic advisory revenues are recorded when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

The Company files tax returns in the California state jurisdiction. The Company believes that it has appropriate support for the positions taken on its tax returns and that the limited liability company status would be sustained on examination.

Depreciation

Property and equipment, net are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Statement of Cash Flows

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through February 28, 2017, the date the financial statements were available to be issued. Based upon this evaluation, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Restatement

In the prior year, errors occurred in the recognition of revenue related to advisory fees. Certain retainers for advisory fees were recognized in the year ended December 31, 2015 that should have been deferred in accordance with GAAP. Accordingly, the financial statements have been restated from amounts previously recorded as revenue. As of December 31, 2015, the effect of the restatement was a decrease to member's equity, an increase in deferred revenue and a decrease in net income by $140,000.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants

at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets. and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Mutual Funds. Mutual Funds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
Mutual Bond Funds, at fair market value	$353,036	$—	$—	$—	$353,036
TOTALS	$353,036	$—	$—	$—	$353,036

There were no transfers between level 1 and level 2 during the year.

At December 31, 2016 the Company had no assets measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring or nonrecurring basis.

4. INCOME TAXES

As discussed in the summary of significant accounting policies (Note 1), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2016, the income tax provision consists of the following for the State of California and the City of Los Angeles:

Franchise tax	$	—
Gross receipts tax		12,534
	$	12,534

MCCAFFERTY & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016
(continued)

5. PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification with useful lives as follows:

Furniture and fixtures	$	46,950	5-7 years
Automobile		59,261	5 years
Computer equipment		65,527	3-5 years
Leasehold improvements		33,645	3 years
		205,383	
Less accumulated depreciation		(183,323)	
	$	22,060	

Depreciation expense totaled $20,392 for the year ended December 31, 2016 and is included in operating expenses on the statement of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $1,154,078, which was $1,119,527 in excess of its minimum net capital requirement of $34,551; and the Company's ratio of aggregate indebtedness ($518,243) to net capital was 0.45 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(2)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the FDIC, up to $250,000, or the SIPC, up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2016, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

In 2013, the Company entered into a lease agreement for its operating facility under an operating lease expiring in April 30, 2016. In November 2015 an amendment to extend the lease term until April 30, 2019 was executed. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year ending December 31,		
2017	$	121,164
2018		124,797
2019		42,006
Total	$	287,967

Rent expense for the year ended December 31, 2016 aggregated to $71,931 and is included in the *Occupancy and equipment* expense line item on the statement of operations.

In January 2016 and January 2014, the Company entered into vehicle leases expiring in January of 2017 and February of 2019. The future minimum lease payments are as follows:

2017	$	7,146
2018		5,824
2019		489
Total	$	13,456

Lease expenses for the year ended December 31, 2016 aggregated to $20,716 and is included in the other operating expenses line items in the statement of operations.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. ASU 2014-09 will become effective for fiscal years and interim periods within those years, beginning after December 15. 2018 with early adoption permitted for fiscal years and interim periods within those years, beginning after December 15, 2016, the original effective date of the standard. The Company is currently assessing the impact that the adoption of ASU 2014-09 will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

MCCAFFERTY & COMPANY, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital

Member's equity	$ 1,384,886	
Total member's equity		$ 1,384,886
Less: Non-allowable assets		
Accounts receivable	(151,858)	
Prepaid expenses	(14,614)	
Property and equipment, net	(22,060)	
Total non-allowable assets		(188,532)
Net capital before haircuts		1,196,354
Haircut on stock mutual funds	(31,773)	
Undue Concentration	(10,503)	
Total haircuts and undue concentration		(42,276)
Net Capital		1,154,078
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 34,551	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(34,551)
Excess net capital		$ 1,119,527
Aggregate indebtedness		$ 518,243
Ratio of aggregate indebtedness to net capital		0.45:1

There are no differences between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 report dated December 31, 2016.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

McCafferty & Company, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

weaver

Report of Independent Registered Public Accounting Firm

To the Member
McCafferty & Company, LLC

We have reviewed management's statements, included in the accompanying McCafferty & Company, LLC (the Company) Assertions, in which (1) the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

Houston, Texas
February 28, 2017

MCCAFFERTY
&COMPANY

McC
&Co

Assertions Regarding Exemption Provisions

We, as members of management of McCafferty & Company, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2016 through December 31, 2016.

McCafferty & Company, LLC

By:

Magali Ramirez, VP of Operations

2/28/17

(Date)

McCafferty & Company, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

weaver

Report of Independent Registered Public Accounting Firm on Applying Agreed upon Procedures

To the Members
McCafferty & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by McCafferty & Company, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries and check copies noting no differences.

2. Compared the Total Revenue reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $15, which pertains to an unrealized loss from proprietary trading.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
March 1, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3040********************MIXED AADC 220
067890 FINRA DEC
MCCAFFERTY & COMPANY LLC
2029 CENTURY PARK E STE 1140
LOS ANGELES CA 90067-2983

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,833.57

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,593.07)
July 14, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,240.51

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,241.45

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McCafferty & Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of March, 20 17.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,419,436.66
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	86,006.88
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	86,006.88
2d. SIPC Net Operating Revenues	$ 2,333,429.78
2e. General Assessment @ .0025	$ 5,833.57
	(to page 1, line 2.A.)